--------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 333-61110
                                 ---------------

                                  (Check One):
  [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                        For Period Ended: March 31, 2001
      --------------------------------------------------------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                                ---------------

      --------------------------------------------------------------------

               Nothing in this form shall be construed to simply that
           the Commission has verified any information contained herein.
      --------------------------------------------------------------------

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

       --------------------------------------------------------------------





                        PART I -- REGISTRANT INFORMATION


       --------------------------------------------------------------------
                             Full Name of Registrant

                       Masterpiece Technology Group, Inc.
       --------------------------------------------------------------------
                            Former Name if Applicable
                                       N/A
       --------------------------------------------------------------------
             Address of Principal Executive Office (Street and Number)

                         455 Ward Corner Road, Suite 110
                              Loveland, Ohio 45140
        --------------------------------------------------------------------


                        PART II--RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

                  [X  ]    (a)      The  reasons  described  in  reasonable
         detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  [X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  [  ]     (c)      The  accountant's  statement  or other
         exhibit  required by Rule  12b-25(c)  has been  attached if applicable.


                               PART III--NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                  The Registrant could not obtain all the required information necessary to complete their annual report on Form 10-K.


                           PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                 Newell D. Crane           513               831-6647
--------------------------------------------------------------------------------
                    (Name)              (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           [X] Yes          [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                           [X] Yes          [  ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Subsequent to the merger of MPTG and Claims Direct, Inc. previously undisclosed liabilities were discovered. As a result, the principals and Board of Directors of both companies agreed to rescind the merger effective December 28, 2000. The shareholders of Claims Direct, Inc. have voted in favor of the rescission. Minimal expenses were incurred after the merger and subsequent rescission.

                  During the previous fiscal year, Maplecrest Software Development continued to operate at a deficit. On November 10, 2000, the office in Danbury, CT was closed. Litigation and settlements are anticipated to continue. The expenses cannot be estimated at this time without unreasonable time and effort.


                       Masterpiece Technology Group, Inc.
                   ----------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  June 28, 2001                /s/Newell D. Crane
                                      ---------------
                                   Name:    Newell D. Crane, B.S., M.B.A., Ph.D.
                                  Title:   President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
--------------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
--------------------------------------------------------------------------------